EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Three Months Ended March 31, 2013

	Earnings before fixed charges:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$32,442
Add:	Interest expense	30,958
	Depreciation expense on capitalized interest	431
	Amortization of deferred financing costs	976

	Earnings before fixed charges	$64,807

	Fixed charges:
	Interest expense	$30,958
	Amortization of deferred financing costs	976
	Capitalized interest	2,833

	Fixed charges	34,767

	Preferred unit distributions	1,211

	Combined fixed charges	$35,978

	Ratio of earnings to fixed charges	1.86

	Ratio of earnings to combined fixed charges	1.80